Exhibit (d)2

ENDORSEMENT REGARDING QUALIFICATION OF

VARIABLE LIFE POLICY AS A LIFE INSURANCE CONTRACT

This endorsement is made a part of this variable life insurance policy which is issued by The Northwestern Mutual Life Insurance Company.

This policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under the policy is intended to qualify for the federal income tax exclusion as long as the federal tax law provides for such tax qualification. The policy, including this endorsement, shall be interpreted to ensure and maintain such tax qualification, despite any other provisions to the contrary.

If at any time the premiums paid under the policy exceed the amount allowable for such tax qualification, the excess amount (with interest as required by the federal tax law) shall be removed from the policy as of the date of its payment, and any appropriate adjustment in the death benefit shall be made as of such date. The excess amount (with interest as required by the federal tax law) shall be refunded no later than 60 days after the end of the applicable contract year as determined under federal tax law. If this excess amount is not refunded by then, the death benefit shall be increased retroactively to the minimum extent necessary so that at no time is the death benefit less than the amount necessary to ensure or maintain such tax qualification.

In addition, if, at an time, the Policy Value exceeds the amount otherwise allowable for such tax qualification, the death benefit shall be increased retroactively and prospectively to the minimum extent necessary so that at no time is the death benefit less than the amount necessary to ensure or maintain such tax qualification.

The Company may make appropriate adjustments in the Monthly Policy Charges and Policy Value, retroactively and prospectively, consistent with such a death benefit increase. Such adjustments may result in a reduction in the Policy Value.

The Company may modify the policy to maintain such tax qualification or to conform the policy to any changes in the requirements for such tax qualification.

SECRETARY THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

AMDT.FLSF.(0199)